UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On March 30, 2023, Akari Therapeutics, Plc (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors and accredited investors, led by existing investors and certain of the of the Company’s officers and members of its Board of Directors, including Dr. Ray Prudo and Rachelle Jacques, the Company’s Chairman and the Company’s President and Chief Executive Officer, respectively, providing for the issuance of an aggregate of 26,666,667 American Depositary Shares (the “ADSs”) in a registered direct offering at $0.15 per ADS for aggregate  gross proceeds of approximately $4.0 million. The offering is expected to close on or about March 31, 2023, subject to the satisfaction of customary closing conditions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with Paulson Investment Company, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash fee equal to 9% of the aggregate purchase price for the ADSs sold in the offering; provided, however, the cash fee will equal 4.5% with respect to ADSs sold to the officers and directors of the Company participating in the offering. The Company agreed to pay the Placement Agent expense reimbursement of up to $50,000 and a non-accountable expense allowance of $10,000.

The securities described above being issued in the registered direct offering will be issued pursuant to a prospectus supplement dated March 30, 2023 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333- 251673) (the “Registration Statement”), which was filed on December 23, 2020 and declared effective by the SEC on December 31, 2020, and the base prospectus dated as of December 31, 2020 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by such document attached hereto as Exhibit 10.1 and is incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Greenberg Traurig, LLP relating to the securities is attached hereto as Exhibit 5.1.

On March 30, 2023, the Company issued a press release announcing it had entered into the Purchase Agreement and to announce the pricing of the registered direct offering. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. This Report states that the offering is expected to close on or about March 31, 2023. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the SEC, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

The information contained in this Report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.
5.1	Opinion of Greenberg Traurig, LLP.

10.1	Form of Securities Purchase Agreement dated as of March 30, 2023 between Akari Therapeutics, Plc and the investors listed therein.

23.1	Consent of Greenberg Traurig, LLP (UK) (contained in Exhibit 5.1).

99.1	Press Release issued by Akari Therapeutics, Plc on March 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: March 31, 2023